

November 20, 2020

Anna Paglia
Chief Executive Officer
Invesco CurrencyShares Australian Dollar Trust
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

> **Re: Invesco CurrencyShares Australian Dollar Trust**
> **Registration Statement on Form S-3**
> **Filed November 13, 2020**
> **File No. 333-250087**

Dear Ms. Paglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance